SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世 達 國 際 律 師 事 務 所

PARTNERS

CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

CLIVE W. ROUGH ◆

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

ANDREW L. FOSTER (NEW YORK)

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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May 10, 2018

VIA EDGAR

Ms. Barbara C. Jacobs

Ms. Folake Ayoola

Mr. Craig Wilson

Ms. Melissa Walsh

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	HUYA, Inc. (CIK No. 0001728190)

Amendment No. 4 to Registration Statement on Form F-1 (File No. 333-224202)

Response to the Staff’s Comment Dated May 9, 2018

Dear Ms. Jacobs, Ms. Ayoola, Mr. Wilson and Ms. Walsh:

On behalf of our client, HUYA, Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s Amended No. 4 to the Registration Statement on Form F-1 (the “Registration Statement”) via EDGAR with the Securities and Exchange Commission (the “Commission”).

Securities and Exchange Commission

May 10, 2018

In consideration of oral comment from the staff of the Commission (the “Staff”) on May 9, 2018, the Company hereby supplements its response to the Staff’s comment No. 4 in the response letter dated May 9, 2018. In Amendment No. 4 to the Registration Statement filed herewith, the Company has revised the statement on waiver of jury trial in relation to federal securities law claims that was previously added on page 179 in the last filing.

Securities and Exchange Commission

May 10, 2018

*        *        *

If you have any questions regarding the Amendment No. 4, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Rongjie Dong, Chief Executive Officer and Director, HUYA Inc.

Dachuan Sha, Chief Financial Officer, HUYA Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Alex Chan, Audit Partner, PricewaterhouseCoopers Zhong Tian LLP

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP